Exhibit 7.03

June 27, 2008

J.C. Flowers II L.P.

c/o J.C. Flowers & Co. LLC

717 5th Avenue, 26th Floor

New York, New York 10022

Attention: David Schamis

Ladies and Gentlemen:

With this letter we are providing you with (i) the final offering memorandum related to the offer of our 9.75% non-cumulative convertible preference shares, series B (the “Series B Shares”), dated as of June 20, 2008, (ii) the final offering memorandum related to the offer of our 9.0% convertible senior notes due 2038 (the “Notes”), dated as of June 20, 2008, (iii) the Purchase Agreement by and among MF Global Ltd. (the “Company”) and Banc of America Securities LLC, Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and JP Morgan Securities Inc. (the “Initial Purchasers”) related to the offering of the Series B Shares, dated June 20, 2008 and (iv) the Purchase Agreement by and among the Company and the Initial Purchasers related to the offering of the Notes, dated June 20, 2008. Copies of these documents are enclosed. The offer of the Series B Shares and the Notes are herein entitled the “Offering”.

This will confirm our understanding and agreement with you that the Offering on the terms outlined in these documents will meet the requirements for, and thus qualify as, $150 million of equity financing proceeds and $150 million of debt/equity financing proceeds under Section 1.3(e)(iv) of the Investment Agreement, dated May 20, 2008, as amended, between you and us (the “Investment Agreement”), and that, after giving effect to the agreements in this letter, the terms and conditions of the Offering taken as a whole are no more favorable to the purchasers of the Series B Shares and the Notes than those relating to the Purchase. This also confirms our understanding with you that, effective upon the Closing, as a result of the Offering, (i) the annual Quarterly Dividend Rate will be 10.725%, (ii) the Reset Payment will be $26,700,000 and (iii) the Company will make an additional make-whole payment in light of the proviso in Section 1.1 of the Investment Agreement, of $9.6 million.

It is further agreed that the two payments referred to in clauses (ii) and (iii) in the prior paragraph, aggregating $36.3 million, will be made at the Closing (but only if the Closing occurs) and may be made, at the Company’s option, (x) by means of a dollar-for-dollar reduction of the amount payable by the Investor at the Closing pursuant to Section 1.3(b) of the Investment Agreement (provided that the proceeds from the sale of the Purchased Securities shall be deemed to equal the aggregate liquidation preference thereof for the purpose of Section 1.3(e)(iv) of the Investment Agreement), (y) Common Shares or (z) a combination of both, as shall be notified by the Company to the Investor at least 5 business days prior to the Closing. If any portion of such payments is made in the form of Common Shares, the Common Shares will be valued for this purpose at $8.4245 per share (which represents 95% of the average of the volume-weighted average prices of the Common Shares on the NYSE on each of the 10 trading days ending on and including June 19, 2008). Any Common Shares that the Company delivers at the Closing in satisfaction of such payments (the “Payment Shares”), plus any Common Shares issued pursuant to Section 4(a)(ii) of the Certificate of Designations in payment of quarterly dividends on the Purchased Securities (“Dividend Shares”), shall be subject to the transfer restrictions and other provisions set forth in Sections 4.3, 4.4 and 4.5 of the Investment Agreement, provided that notwithstanding the provisions of clause (i) of Section 4.3(b), the Payment Shares and Dividend Shares may be Transferred at any time after the later of the Closing and September 20, 2008 if the Transfer meets the requirements of either of subclause (A) or (B) of clause (i) of Section 4.3(b) and provided, further, that no Transfer Notice shall be required in respect of any Transfer of Dividend Shares under Rule 144. In addition, the Payment Shares and any Dividend Shares shall be treated as Registrable Shares for all purposes of the Registration Agreement to be executed by the parties at the Closing, including Section 11 thereof. Without limiting the foregoing, in addition to the rights provided for in the form of Registration Rights Agreement attached as Annex C to the Investment Agreement the Investor may make one Registration Request for an S-3 Shelf Registration covering only the Payment Shares and any Dividend Shares received by the Investor (in whole only) at any time after the later of the Closing and September 20, 2008 and prior to the Start Date. Any such registration requested pursuant to the prior sentence shall be effected in accordance with and subject to the provisions of the Registration Agreement as they apply to S-3 Shelf Registrations, except that such request shall not count against the limit on Registration Requests permitted under the Registration Agreement and the Minimum Amount for any underwritten offering of Payment Shares and Dividend Shares pursuant to such registration prior to the Start Date shall be $50 million. Terms used in the prior three sentences that are also used in the Registration Agreement have the meanings given them in that Agreement.

We have previously provided you a copy of the commitment letter, fee letter and arrangers fee letter, each dated May 23, 2008, from JPMorgan Chase Bank, N.A., Citibank, N.A., and Bank of America, N.A. to MF Global Ltd. and MF Global Finance Europe Limited (together, the “Bank Financing Documents”) relating to a proposed term loan facility of $450 million. Copies of these letters are attached.

This will confirm our understanding and agreement with you that any financings we obtain on the terms outlined in the Bank Financing Documents will meet the requirements for, and thus qualify as, bank financing proceeds equal to the principal amount borrowed (without reduction for fees or other amounts) under Section 1.3(e)(iv) of the Investment Agreement.

Terms not defined herein shall have the meaning set forth in the Investment Agreement or (as specified herein) the Registration Agreement. References herein to the Investment Agreement and the Registration Agreement mean such agreements as they may be amended from time to time. This letter agreement shall be governed by New York law.

Please confirm your understanding of and agreement with the foregoing by signing below.

Very truly yours, MF Global Ltd.

By:	/s/ Howard Schneider
Name: Howard Schneider
Title: General Counsel

Accepted and agreed as of the date of this letter:

J.C. Flowers II L.P.

By: JCF Associates II L.P., its General Partner

By: JCF Associates II Ltd., its General Partner

By:	/s/ David Schamis
Name: David Schamis
Title: Managing Director